Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai ByPass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

STATEMENT OF CONSOLIDATED UNAUDITED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2012

PART I	(Rs in Crore except as stated)

		Quarter ended					Half year ended			Year ended
S. No.	Particulars	30.09.2012 (Unaudited)	30.06.2012 (Unaudited)		30.09.2011 (Unaudited)		30.09.2012 (Unaudited)	30.09.2011 (Unaudited)		31.03.2012 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations (Net of excise duty)	11,028.92	10,591.39		10,134.94		21,620.31	19,961.19		40,966.77
	b) Other Operating Income	73.66	57.05		61.86		130.71	98.56		212.17

	Total Income from operations (net)	11,102.58	10,648.44		10,196.80		21,751.02	20,059.75		41,178.94

2	Expenses
	a) Cost of materials consumed #	5,526.40	5,165.90		4,768.22		10,692.30	9,150.40		18,712.27
	b) Purchases of stock-in-trade	—	—		2.00		—	3.18		12.07
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(421.03)	(126.07)		1.38		(547.10)	(68.43)		119.67
	d) Employee benefits expense	451.34	450.41		392.98		901.75	778.01		1,612.21
	e) Depreciation and amortisation expense	522.06	518.17		445.87		1,040.23	865.88		1,829.81
	f) Power & Fuel charges	1,215.53	1,115.31		1,041.50		2,330.84	2,015.01		4,040.07
	g) Exchange loss/(gain)	—	—		246.06		—	188.81		305.26
	h) Other expenses	1,803.33	1,734.62		1,584.23		3,537.95	3,023.93		6,514.07

	Total Expenses	9,097.63	8,858.34		8,482.24		17,955.97	15,956.79		33,145.43

3	Profit from Operations before other income, finance costs & Exceptional Items	2,004.95	1,790.10		1,714.56		3,795.05	4,102.96		8,033.51

4	(a) Other Income	847.56	948.36		801.04		1,795.92	1,582.86		3,163.21

	(b) Exchange loss/(gain)	(218.82)	217.36		—		(1.46)	—		—

5	Profit from ordinary activities before finance costs and Exceptional Items	3,071.33	2,521.10		2,515.60		5,592.43	5,685.82		11,196.72

6	Finance costs	177.72	241.90		237.23		419.62	401.51		852.42

7	Profit from ordinary activities after finance costs but before Exceptional Items	2,893.61	2,279.20		2,278.37		5,172.81	5,284.31		10,344.30

8	Exceptional items	—	—		29.92		—	34.34		472.64

9	Profit from Ordinary Activities before tax	2,893.61	2,279.20		2,248.45		5,172.81	5,249.97		9,871.66

10	Tax expense (including deferred tax and net of MAT credit entitlement)	510.89	333.94		504.87		844.83	1,118.60		2,110.55

11	Net Profit from Ordinary activities after Tax	2,382.72	1,945.26		1,743.58		4,327.98	4,131.37		7,761.11

12	Extraordinary Items (net of tax expense)	—	—		—		—	—		—

13	Net Profit for the period	2,382.72	1,945.26		1,743.58		4,327.98	4,131.37		7,761.11

14	Consolidated share in the loss of Associate	(60.71)	(166.61)		(242.81)		(227.32)	(348.88)		(772.27)

15	Minority Interest	579.32	577.06		502.99		1,156.38	1,144.98		2,160.92

16	Net Profit after taxes, minority interest and consolidated share in loss of associate	1,742.69	1,201.59		997.78		2,944.28	2,637.51		4,827.92

17	Paid-up equity share capital (Face value of Re 1 each)	336.12	336.12		336.12		336.12	336.12		336.12
18	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year									45,719.56

19	Earnings Per Share (Rs) (Not annualised)*

	-Basic	5.18 *	3.57	*	2.97	*	8.76 *	7.85	*	14.36
	-Diluted	4.80 *	3.57	*	2.97	*	8.76 *	7.85	*	14.36

#	Comprises net of exchange (gain)/loss - Rs (65.79) Crore in Q2 FY 2012-13, Rs 396.73 Crore in Q1 FY 2012-13, Rs 138.63 Crore in Q2 FY 2011-12, Rs 330.94 Crore in H1 FY 2012-13, Rs 125.32 Crore in H1 FY 2011-12, Rs 494.32 Crore in FY 2011-12.

See accompanying notes to the financial results

PART II

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2012 (Unaudited)	30.06.2012 (Unaudited)	30.09.2011 (Unaudited)	30.09.2012 (Unaudited)	30.09.2011 (Unaudited)	31.03.2012 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	Number of Shares	1,129,187,899	1,143,523,659	1,145,329,939	1,129,187,899	1,145,329,939	1,150,916,415
	Percentage of Shareholding	33.59%	34.02%	34.07%	33.59%	34.07%	34.24%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—		—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,871,911	1,791,932,643	1,791,871,911	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)
$ The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.
	Particulars	Quarter ended 30.09.2012
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	12
	Disposed of during the quarter	9
	Remaining unresolved at the end of the quarter	3

(Rs in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2012 (Unaudited)	30.06.2012 (Unaudited)	30.09.2011 (Unaudited)	30.09.2012 (Unaudited)	30.09.2011 (Unaudited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	5,219.38	5,125.46	5,129.41	10,344.84	9,633.33	19,513.86
b)	Aluminium	859.21	780.49	685.60	1,639.70	1,442.49	3,111.84
c)	Zinc, Lead and Silver
	(i) Zinc – India	2,296.77	2,253.23	2,320.32	4,550.00	4,876.32	9,999.89
	(ii) Silver metal – India	448.99	388.20	239.38	837.19	467.48	1,131.99
	(iii) Zinc – International	1,124.55	1,011.68	1,009.17	2,136.23	2,069.67	4,108.00

	Total	3,870.31	3,653.11	3,568.87	7,523.42	7,413.47	15,239.88
d)	Power	909.77	874.70	623.30	1,784.47	1,239.97	2,564.92
e)	Others	230.17	189.79	224.71	419.96	387.63	788.93

	Total	11,088.84	10,623.55	10,231.89	21,712.39	20,116.89	41,219.43

Less:	Inter Segment Revenues	59.92	32.16	96.95	92.08	155.70	252.66

	Net Sales/Income from Operations	11,028.92	10,591.39	10,134.94	21,620.31	19,961.19	40,966.77

2	Segment Results
	(Profit before tax & interest)
a)	Copper	276.53	200.63	345.02	477.16	635.95	1,256.75
b)	Aluminium	43.34	3.70	20.99	47.04	173.28	175.31
c)	Zinc, Lead and Silver
	(i) Zinc & Lead – India	859.17	862.71	1,089.95	1,721.88	2,337.80	4,470.60
	(ii) Silver metal – India	410.92	351.00	220.09	761.92	413.10	1,014.47
	(iii) Zinc – International	242.22	187.83	340.11	430.05	711.88	1,168.66

	Total	1,512.31	1,401.54	1,650.15	2,913.85	3,462.78	6,653.73
d)	Power	190.25	189.74	52.71	379.99	139.36	344.27
e)	Others	11.15	7.92	28.16	19.07	44.38	74.13

	Total	2,033.58	1,803.53	2,097.03	3,837.11	4,455.75	8,504.19

Less:	Finance costs	177.72	241.90	237.23	419.62	401.51	852.42
Add:	Other unallocable income net off expenses	1,037.75	717.57	418.57	1,755.32	1,230.07	2,692.53
Less:	Exceptional items	—	—	29.92	—	34.34	472.64

	Profit before tax	2,893.61	2,279.20	2,248.45	5,172.81	5,249.97	9,871.66

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	5,732.35	4,432.49	6,373.36	5,732.35	6,373.36	4,485.81
b)	Aluminium	9,600.55	9,878.16	8,702.57	9,600.55	8,702.57	9,178.36
c)	Zinc, Lead and Silver
	(i) Zinc – India	10,151.73	9,069.74	8,730.46	10,151.73	8,730.46	8,840.75
	(ii) Zinc – International	4,678.26	5,277.84	4,917.87	4,678.26	4,917.87	5,142.44

	Total	14,829.99	14,347.58	13,648.33	14,829.99	13,648.33	13,983.19
d)	Power	13,731.37	13,002.79	10,185.50	13,731.37	10,185.50	12,501.80
e)	Others	880.39	587.81	235.38	880.39	235.38	644.61
f)	Unallocated	17,283.47	17,746.63	16,131.60	17,283.47	16,131.60	17,460.90

	Total	62,058.12	59,995.46	55,276.74	62,058.12	55,276.74	58,254.67

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and precious metal (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS & LIABILITIES	(Rs in Crore)

Particulars		As at 30.09.20112 (Unaudited)	As at 31.03.2012 (Audited)
A	EQUITY AND LIABILITIES

1	SHAREHOLDERS’ FUNDS
	a) Share Capital	336.12	336.12
	b) Reserves & Surplus	48,535.68	45,719.56

	Sub total – Shareholders’ funds	48,871.80	46,055.68

2	Minority Interest	13,186.32	12,198.99

3	Non-current liabilities
	(a) Long-term borrowings	8,065.98	7,448.64
	(b) Deferred tax liabilities (Net)	2,317.41	2,208.27
	(c) Other Long term liabilities	957.73	572.83
	(d) Long-term provisions	900.81	893.00

	Sub total – Non-current liabilities	12,241.93	11,122.74

4	Current liabilities

	(a) Short-term borrowings	8,087.43	7,023.86
	(b) Trade payables	2,911.82	3,251.56
	(c) Other current liabilities	5,008.38	5,146.60
	(d) Short-term provisions	553.53	683.30

	Sub total – Current liabilities	16,561.16	16,105.32

	TOTAL - EQUITY AND LIABILITIES	90,861.21	85,482.73

B	ASSETS

1	Non-current assets
	(a) Fixed assets	36,835.37	33,501.46
	(b) Goodwill on consolidation	3,992.07	4,061.47
	(c) Non-current investments	2,906.01	3,203.27
	(d) Deferred tax assets (Net)	3.20	—
	(e) Long-term loans and advances	3,950.64	4,344.20
	(f) Other non-current assets	823.92	680.58

	Sub total – Non-current assets	48,511.21	45,790.98

2	Current assets
	(a) Current investments	12,976.72	14,419.94
	(b) Inventories	5,874.15	4,498.06
	(c) Trade receivables	2,256.56	1,818.18
	(d) Cash and cash equivalents	9,913.12	8,539.20
	(e) Short-term loans and advances	11,013.33	9,964.00
	(f) Other current assets	316.12	452.37

	Sub total – Current assets	42,350.00	39,691.75

	TOTAL – ASSETS	90,861.21	85,482.73

Notes:-

1	The above results for the quarter and half year ended September 30, 2012 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on October 23, 2012 approved the above results and its release. The statutory auditors of the Company have conducted limited review of these results.

2	(a) Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter and half year ended September 30, 2012 other income would have been lower by Rs 8.66 Crore and Rs 18.85 Crore, finance costs would have been lower by Rs 33.37 Crore and Rs 65.42 Crore and profit after tax would have been higher by Rs 20.20 Crore and Rs 37.84 Crore.

(b) With effect from April 1, 2012, Sterlite Infra Limited (“SIL”), a wholly owned subsidiary of the Company, has adopted AS 30, to confirm to the group accounting policy followed in this respect. Accordingly, effective from April 1, 2012, certain foreign exchange hedging instruments which qualify for being designated as “hedges of net investment in foreign operation”, have been so designated. Consequently, the unrealised mark to market exchange losses on such forward exchange contracts have been recognised in the reserves. As a result of the above, the consolidated profit after tax is lower by Rs 199.35 Crore for the quarter ended September 30, 2012 and higher by Rs 84.98 Crore for the half year ended September 30, 2012.

3	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors had approved the amalgamation of the Company into Sesa Goa Limited with the Appointed Date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. In the Court convened meetings, the equity shareholders of the respective Companies have approved the scheme with requisite majority. The petition has been admitted and is being heard by the Hon’ble High Court of Madras and the Hon’ble High Court of Bombay at Goa.

4	With respect to Vedanta Aluminium Limited (“VAL”), an associate of the Company, the Ministry of Environment and Forests (“MOEF”) rejected issue of final stage forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery of VAL. The Hon’ble Supreme Court had however earlier in 2008 in-principle approved diversion of forest land for mining. OMC has filed a writ petition challenging aforesaid action of MOEF in the Hon’ble Supreme Court which is pending disposal.

With regard to the Expansion Project at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL has applied afresh for environmental clearance and the application is under process. MOEF has now sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. On September 6, 2012, due to paucity of Bauxite, VAL has given Temporary Closure (Stoppage of Work) notice, w.e.f. December 5, 2012 to the Government of Orissa.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved.The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 10,692 Crore.

The Company has, over the period invested Rs 3,563 Crore in Vedanta Aluminum Limited, an associate company, by way of Equity Shares and Redeemable Cumulative Preference Shares. The Company has accounted for its share of losses of its associate, even though the carrying amount of the equity investment has reduced to Nil. The additional losses (including share of hedging reserves) of Rs 3 Crore and Rs 229 Crore for the quarter and half year ended September 30 2012 have been recognised in the results.

5	Consistent with the treatment followed in earlier years, investment in equity shares of a power company made by a subsidiary, has been considered as an intangible asset. This has resulted in amortisation being higher by Rs 2.34 Crore, profit after tax attributable to group being lower by Rs 1.03 Crore and profit attributable to minority interest being lower by Rs 0.55 Crore. This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

6	The Company has opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

(Rs in Crore)

Particulars	Quarter ended 30.09.2012 (Unaudited)	Quarter ended 30.06.2012 (Unaudited)	Quarter ended 30.09.2011 (Unaudited)	Half year ended 30.09.2012 (Unaudited)	Half year ended 30.09.2011 (Unaudited)	Year ended 31.03.2012 (Audited)
Net Sales/Income from Operations	4,860.91	4,558.13	4,799.72	9,419.04	8,969.44	18,084.62
Exchange loss/(gain)	(161.10)	219.46	104.29	58.36	106.37	170.15
Profit before Tax & before exceptional items	866.79	69.62	376.66	936.41	1,140.08	2,431.16

Exceptional items	—	—	—	—	—	423.32
Profit before Tax & after exceptional items	866.79	69.62	376.66	936.41	1,140.08	2,007.84

Profit after Tax & after exceptional items	704.77	45.34	257.12	750.11	874.31	1,657.48

7	The Board declared an interim dividend @ 110% i.e Rs 1.10 per equity share of Re 1/- each. The record date for the payment of interim dividend is October 30, 2012.

8	Previous Period/Year figures have been regrouped/restated wherever necessary to make them comparable.

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated: October 23, 2012	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

PART I	(Rs in Crore except as stated)

STATEMENT OF STANDALONE UNAUDITED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2012

		Quarter ended						Half Year ended				Year ended
S. No.	Particulars	30.09.2012 (Unaudited)		30.06.2012 (Unaudited)		30.09.2011 (Unaudited)		30.09.2012 (Unaudited)		30.09.2011 (Unaudited)		31.03.2012 (Audited)
1	Income from Operations

	(a) Net Sales/Income from Operations (Net of excise duty)	4,860.91		4,558.13		4,799.72		9,419.04		8,969.44		18,084.62
	(b) Other Operating Income	2.73		2.95		2.03		5.68		4.94		7.44

	Total Income from Operations (net)	4,863.64		4,561.08		4,801.75		9,424.72		8,974.38		18,092.06

2	Expenses

	(a) Cost of materials consumed#	4,406.82		4,145.70		4,305.68		8,552.52		8,061.19		16,094.40
	(b) Purchases of stock-in-trade	—		—		2.00		—		3.18		12.07
	(c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(99.27)		22.32		9.05		(76.95)		(57.06)		(68.97)
	(d) Employee benefits expense	28.61		26.16		23.33		54.77		45.14		92.09
	(e) Depreciation and amortisation expense	36.68		36.04		37.51		72.72		75.35		162.46
	(f) Exchange loss/(gain)	(161.10)		219.46		104.29		58.36		106.37		170.15
	(g) Other expenses	244.18		239.30		182.63		483.48		374.80		848.92

	Total Expenses	4,455.92		4,688.98		4,664.49		9,144.90		8,608.97		17,311.12

3	Profit/(Loss) from operations before other income, finance costs and exceptional items (1-2)	407.72		(127.90)		137.26		279.82		365.41		780.94

4	Other Income	574.11		348.12		393.52		922.23		1,057.43		2,247.68

5	Profit from ordinary activities before finance costs and Exceptional Items (3+4)	981.83		220.22		530.78		1,202.05		1,422.84		3,028.62

6	Finance costs	115.04		150.60		154.12		265.64		282.76		597.46

7	Profit from ordinary activities after finance costs but before Exceptional Items (5-6)	866.79		69.62		376.66		936.41		1,140.08		2,431.16

8	Exceptional items	—		—		—		—		—		423.32

9	Profit from Ordinary Activities before tax	866.79		69.62		376.66		936.41		1,140.08		2,007.84

10	Tax expense	162.02		24.28		119.54		186.30		265.77		350.36

11	Net Profit from Ordinary activities after Tax	704.77		45.34		257.12		750.11		874.31		1,657.48

12	Extraordinary Items (net of tax expense)	—		—		—		—		—		—

13	Net Profit for the period	704.77		45.34		257.12		750.11		874.31		1,657.48

14	Paid-up equity share capital (Face value of Re. 1 each)	336.12		336.12		336.12		336.12		336.12		336.12
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year											24,401.26
16	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	2.10	*	0.13	*	0.77	*	2.23	*	2.60	*	4.93
	-Diluted EPS	1.79	*	0.13	*	0.77	*	2.23	*	2.60	*	4.93

#

Comprises (net) of exchange (gain)/loss - Rs. (37.68) crore in Q2 FY 2013, Rs. 360.48 crore in Q1 FY 2013, Rs. 137.59 crore in Q2 FY 2012,Rs. 322.80 crore in H1 FY 2013,Rs. 107.79 crore in H1 FY 2012, Rs. 456.28 crore in FY 2012.

See accompanying notes to the financial results

PART II

A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (Excluding shares against which ADRs are issued)
	- Number of Shares	1,129,187,899	1,143,523,659	1,145,329,939	1,129,187,899	1,145,329,939	1,150,916,415
	- Percentage of Shareholding	33.59%	34.02%	34.07%	33.59%	34.07%	34.24%

2	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $

(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—	—	—
	- Percentage of shares	—	—	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares
	(as a % of the total share capital of the Company)	—	—	—	—	—	—
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,871,911	1,791,932,643	1,791,871,911	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)
$ The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.
	Particulars	Quarter ended 30.09.2012
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	12
	Disposed of during the quarter	9
	Remaining unresolved at the end of the quarter	3

(Rs.in crore)

		Quarter ended			Half Year ended		Year ended
S. No.	Segment Information	30.09.2012 (Unaudited)	30.06.2012 (Unaudited)	30.09.2011 (Unaudited)	30.09.2012 (Unaudited)	30.09.2011 (Unaudited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	4,662.97	4,382.96	4,621.99	9,045.93	8,664.20	17,432.61
b)	Phosphoric Acid	230.19	189.78	224.70	419.97	387.62	788.93
c)	Others	—	—	—	—	—	—

	Total	4,893.16	4,572.74	4,846.69	9,465.90	9,051.82	18,221.54

	Less: Inter Segment Revenues	32.25	14.61	46.97	46.86	82.38	136.92

	Net Sales/Income from Operations	4,860.91	4,558.13	4,799.72	9,419.04	8,969.44	18,084.62

2	Segment Results
	(Profit before tax & interest)
a)	Copper	220.13	124.42	280.90	344.55	500.82	1,004.59
b)	Phosphoric Acid	12.62	9.18	29.29	21.80	49.86	81.07
c)	Others	(0.07)	(0.07)	(0.13)	(0.14)	(0.24)	(0.35)

	Total	232.68	133.53	310.06	366.21	550.44	1,085.31

	Less : Finance Costs	115.04	150.60	154.12	265.64	282.76	597.46
	Add: Other unallocable income net off expenses	749.15	86.69	220.72	835.84	872.40	1,943.31
	Less: Exceptional Item	—	—	—	—	—	423.32

	Profit before Tax	866.79	69.62	376.66	936.41	1,140.08	2,007.84

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	4,357.78	3,154.76	5,380.78	4,357.78	5,380.78	3,488.32
b)	Phosphoric Acid	205.22	215.11	268.60	205.22	268.60	288.81
c)	Others	5.09	5.01	5.10	5.09	5.10	5.02
d)	Unallocated	21,026.61	21,371.03	18,820.83	21,026.61	18,820.83	20,955.23

	Total	25,594.70	24,745.91	24,475.31	25,594.70	24,475.31	24,737.38

Others business segment represents Aluminium Foils division.

STATEMENT OF ASSETS & LIABILITIES			(Rs in Crore)
Particulars		As at 30.09.2012 (Unaudited)	As at 31.3.2012 (Audited)
A	EQUITY AND LIABILITIES

1	SHAREHOLDERS’ FUNDS
	(a) Share Capital	336.12	336.12
	(b) Reserves & Surplus	25,258.58	24,401.26

	Sub total - Shareholders’ funds	25,594.70	24,737.38

2	Non-current liabilities
	(a) Long-term borrowings	2,347.67	2,280.98
	(b) Deferred tax liabilities (Net)	409.97	320.76

	Sub total - Non-current liabilities	2,757.64	2,601.74

3	Current liabilities
	(a) Short-term borrowings	2,976.37	3,049.25
	(b) Trade payables	2,000.47	2,453.62
	(c) Other current liabilities	932.57	878.71
	(d) Short-term provisions	385.33	581.34

	Sub total - Current liabilities	6,294.74	6,962.92

	TOTAL - EQUITY AND LIABILITIES	34,647.08	34,302.04

B	ASSETS

1	Non-current assets
	(a) Fixed assets	2,357.64	2,202.79
	(b) Non-current investments	6,819.27	6,810.85
	(c) Long-term loans and advances	922.70	980.47

	Sub total - Non-current assets	10,099.61	9,994.11

2	Current assets
	(a) Current investments	1,109.99	1,726.12
	(b) Inventories	2,837.58	2,529.07
	(c) Trade receivables	566.14	519.86
	(d) Cash and Cash equivalents	1,782.11	1,975.98
	(e) Short-term loans and advances	18,169.63	17,447.52
	(f) Other current assets	82.02	109.38

	Sub total - Current assets	24,547.47	24,307.93

	TOTAL - ASSETS	34,647.08	34,302.04

Notes:-

1	The above results for the quarter and half year ended September 30, 2012 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on October 23, 2012 approved the above results and its release. The statutory auditors of the Company have conducted limited review of these results.

2	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 – Interim Financial Reporting).

3	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors had approved the amalgamation of the Company into Sesa Goa Limited with the appointed date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. In the Court convened meetings, the equity shareholders of the respective Companies have approved the scheme with requisite majority. The petition has been admitted and is being heard by the Hon’ble High Court of Madras and the Hon’ble High Court of Bombay at Goa.

4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter and half year ended September 30, 2012 other income would have been lower by Rs 8.66 Crore and Rs 18.85 Crore, finance costs would have been lower by Rs 33.37 Crore and Rs 65.42 Crore and profit after tax would have been higher by Rs 20.20 Crore and Rs 37.84 Crore.

5	With respect to Vedanta Aluminium Limited (“VAL”), an associate of the Company, the Ministry of Environment and Forests (“MOEF”) rejected issue of final stage forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (“OMC”) which is one of the sources of supply of bauxite to the alumina refinery of VAL. The Hon’ble Supreme Court had however earlier in 2008 in-principle approved diversion of forest land for mining. OMC has filed a writ petition challenging aforesaid action of MOEF in the Hon’ble Supreme Court which is pending disposal.

With regard to the Expansion Project at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL has applied afresh for environmental clearance and the application is under process. MOEF has now sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. On September 6, 2012, due to paucity of Bauxite, VAL has given Temporary Closure (Stoppage of Work) notice, w.e.f. December 5, 2012 to the Government of Orissa.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other states to continue its operations and that the above issues will be satisfactorily resolved.The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 10,692 Crore.

6	Consequent to the merger of the Company’s wholly owned subsidiary Sterlite Opportunities and Ventures Limited (SOVL) with the Company with effect from April 1, 2011 and approved by Hon’ble High Court of Madras vide its order dated March 29, 2012 the figures for the corresponding Quarter and Half year ended Sep 30, 2011 have been restated to make them comparable.

7	The Board declared an interim dividend @ 110% i.e Rs 1.10 per equity share of Re 1/- each. The record date for the payment of interim dividend is October 30, 2012.

8	Previous Period/Year figures have been regrouped / restated wherever necessary to make them comparable.

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated: October 23, 2012	Chairman